December 15, 2009

Christian Sandoe, Esq.

U.S. Securities & Exchange Commission                                   via electronic filing

100 F Street, N.E.

Washington, DC  20549

RE:       Vanguard World Funds

Dear Mr. Sandoe,

The following responds to your comments of December 7, 2009 on the post-effective amendment of the registration statement of the above-referenced registrant.  You commented on Post-Effective Amendment No. 112 that was filed on October 20, 2009 pursuant to Rule 485(a).

Comment 1:  Prospectus—Incorporation of Previously Provided Comments

Comment:         Please address all applicable comments provided to you on December 1, 2009 in connection with my review of the Vanguard Money Market Reserves and Vanguard Admiral Funds registrants.

Response:         We will update our disclosure to be consistent with the changes that we agreed to make in the Vanguard Money Market Reserves and Vanguard Admiral Funds registrants.

Comment 2:    Prospectus—FDIC statement

Comment:         Please insert a statement indicating that the Fund is not a bank deposit or insured by the FDIC.

Response:         We will insert the statement required by Item 4(b)(1)(iii) following the Primary Risks section.

Comment 3:    Prospectus—Annual Total Returns

Comment:         In the text following the “Average Annual Total Returns for Period Ended December 31, 2008,” please remove the phrase “in an amount approximately equal to the difference in expense ratios” as it is not permitted by Form N-1A.

Response:         We will remove the phrase as requested.

Comment 4:    Prospectus—Tax Information

Comment:         Please insert a sentence stating that for shares held in a tax-deferred account, investors will be taxed when money is distributed from the account.

Response:         We do not believe this statement is accurate in all circumstances (e.g., Roth IRA accounts, 401(k) accounts), and therefore, will not add the statement to our Tax Information section.  We do disclose that investors should consult with their tax advisor to discuss the taxability of distributions made out of tax-deferred accounts.

Comment 5:    Name of Registrant “World Funds” and “U.S. Growth Fund”

Comment:         Please explain why the name of the “U.S. Growth Fund” is consistent with the name of the registrant, “World Funds.”

Response:         We use the term “world” to refer to all countries on Earth, while the term “international”
                        denotes countries outside of the United States.  Placing a U.S. Growth Fund in a registrant named “World Funds” is consistent with Vanguard’s use of the word “world.”

Comment 6:  Prospectus—U.S. Growth Fund Primary Investment Strategies

Comment:         Indicate whether the Fund will invest at least 80% of its assets in stocks of U.S. companies.

Response:         We will revise our first sentence to indicate that the fund invests at least 80% of its assets in stocks of U.S. companies.

Comment 7:    Prospectus—International Growth Fund

Comment:         Delete footnote #1 to the fee table that describes the application of the redemption fee. This information is not permitted by Form N-1A in the summary section.

Response:         Vanguard believes this footnote provides important and material information to investors about the Fund’s redemption fee.  We note that at least two other fund companies have recently updated their registration statements and retained footnotes to their fee tables.  We believe retaining this footnote to the fee table is a critical component in making the Fund’s summary prospectus comparable to the summary prospectuses of other funds.  For these reasons, we will retain the footnote, but will revise its text to be more concise.

Comment 8:    Prospectus—International Growth Fund, Primary Investment Strategies

Comment:         Please describe the Fund’s market capitalization strategy.

Response:         We will revise the Primary Investment Strategy to state that the Fund invests in companies across the capitalization spectrum.

Comment 9:    Prospectus—International Growth Fund, Primary Risks

Comment:         In the “Country/regional risk” disclosure, please describe whether this risk is heightened as a result of the Fund’s ability to invest in one country or region.

Response:         We will revise the risk disclosure to highlight that the “Country/regional risk” disclosure includes emerging markets, which is one of many regions in which the Fund may invest.

Comment 10:  Prospectus—International Growth Fund, Investment Advisors

Comment:         In the description of James K. Anderson, please clarify that he has managed a portion of the Fund since 2003.

Response:         We will clarify that Mr. Anderson has managed a portion of the Fund since 2003.

Comment 11:  Prospectus—U.S. Sector ETFs

Comment:         Please move the text appearing in footnote #1 to the fee table to the paragraph directly preceding “Shareholder Fees.”

Response:         We understand that Form N-1A does not permit a footnote to the fee table for the disclosure relating to the brokerage commissions payable on ETF transactions.  The Form does, however, permit the content of our footnote to appear in the Fees and Expenses section of the summary prospectus.  We will eliminate the footnote from the fee table, and move the text of the footnote immediately below the “Shareholder Fees” table.

Comment 12:  Prospectus – Mega Cap 300 Index Funds

Comment:         Please explain the Fund name (“Mega Cap”) in light of the fact that the Fund’s index is a U.S. large-cap index.

Response:         We consider Mega Cap, Mega Cap Growth, and Mega Cap Value stocks to be those stocks identified by MSCI as the largest 300 names by market capitalization in the U.S. equity market.  These “largest-cap” stocks comprise the respective benchmark indexes of each Fund.  As currently disclosed in the Funds’ prospectus, each Fund seeks to track its target index, and attempts to replicate that index by investing “all, or substantially all,” of its assets in the stocks that make up the index.  For this reason, we believe the phrase “Mega Cap” is appropriately used in each Fund’s name.

Comment 13:  Prospectus—Extended Duration Treasury Index Fund

Comment:         Please explain the Fund name (“Extended Duration”) in light of the fact that the Fund tracks an index of zero-coupon U.S. Treasury STRIPS with maturities ranging from 20 to 30 years.

Response:         We consider the phrase “extended duration” to refer to the fact that the Fund is expected to have a duration greater than 20 years.  Other long-term Treasury index products have durations of approximately 12 years.  Since the Fund is expected to have a duration that exceeds the average long-term Treasury index fund duration by 8 years, we believe the phrase “extended duration” is appropriately used in the Fund’s name.  We will add a statement to the Fund’s Primary Investment Strategy to explain that the Fund is expected to have a duration that is greater than 20 years.

Comment 14:  Prospectus—Extended Duration Treasury Index Fund

Comment:         Delete footnote #1 to the fee table that describes the application of the transaction fee. This information is not permitted by Form N-1A in the summary section.

Response:         Vanguard believes this footnote provides important and material information to investors about the Fund’s transaction fee.  We note that at least two other fund companies have recently updated their registration statements and retained footnotes to their fee tables.  We believe retaining this footnote to the fee table is a critical component in making the Fund’s summary prospectus comparable to the summary prospectuses of other funds.  For these reasons, we will retain the footnote to the fee table.

Comment 15:  Prospectus—Extended Duration Treasury Index Fund

Comment:         Please confirm that the Fund invests more than 80% of its assets in the index it seeks to track.

Response:         We can confirm that the Fund invests more than 80% of its assets in the index that it seeks to track.

Comment 16:  Prospectus—Extended Duration Treasury Index ETF

Comment:         Please move the text appearing in footnote #1 to the fee table to the paragraph directly preceding “Shareholder Fees.”

Response:         We understand that Form N-1A does not permit a footnote to the fee table for the disclosure relating to the brokerage commissions payable on ETF transactions.  The Form does, however, permit the content of our footnote to appear in the Fees and Expenses section of the summary prospectus.  We will eliminate the footnote from the fee table, and move the text of the footnote immediately below the “Shareholder Fees” table.

Comment 17:  SAI—Industry Concentration

Comment:         The disclosure indicates that the U.S. Sector Funds will concentrate in the industries denoted by each Fund’s name.  The chart on page B-4, however, indicates that the Funds will concentrate in sectors, which can include multiple industries.  Please revise your disclosure to indicate the industries in which each of the U.S. Sector Funds will concentrate.

Response:         In our 2009 proxy materials, we explained to shareholders that the U.S. Sector Funds will concentrate in the securities of issuers whose principal business activities are in the industries defined in the SAI.  We will revise our disclosure to change the label “Sector” (appearing in the chart on page B-4) to “Industry.”  We believe this description is consistent with the information provided to the Funds’ shareholders during our most-recent proxy solicitation.

Comment 18:  Summary Prospectus Legend

Comment:         Please confirm the language you will use in the legend appearing on the front cover of your Summary Prospectus.

Response:   The legend will read as follows: “The Fund’s statutory Prospectus and Statement of Additional Information dated December 28, 2009, and the most recent shareholder reports are incorporated into and made part of this Summary Prospectus by reference.

Before you invest, you may want to review the Fund’s Prospectus, which contains more information about the Fund and its risks. You can find the Fund’s Prospectus and other information about the Fund online at http://www.vanguard.com/prospectus. You can also get this information at no cost by calling 800-662-7447 (if you are an individual investor), 888-809-8102 (if you are a client of Vanguard‘s Institutional Division) or by sending an email request to online@vanguard.com.”

Comment 19:  Tandy Requirements

As required by the SEC, the Funds acknowledge that:

•         The Fund is responsible for the adequacy and accuracy of the disclosure in the filing.

•         Staff comments or changes in response to staff comments in the filings reviewed by the staff do not foreclose the Commission from taking any action with respect to the filing.

•         The Fund may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please contact me at (610) 669-2627 with any questions or comments regarding the above responses.  Thank you.

                                                                                                         Sincerely,

                                                                                                         Laura J. Merianos

Senior Counsel

Securities Regulation, Legal Department